UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 9, 2016

TechTarget, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-33472	04-3483216
(State or Other Jurisdiction of Incorporation	(Commission File Number)	(IRS Employer Identification No.)

275 Grove Street, Newton MA	02466
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 431-9200

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On May 9, 2016, TechTarget, Inc. (the “Company”) disclosed its results for the three months ended March 31, 2016 in its Shareholder Letter, which is posted on the Investor Information section of its website at www.techtarget.com. The Shareholder Letter is furnished as Exhibit 99.1 to this Current Report on Form 8-K. The information contained in Item 2.02 of this Form 8-K (including Exhibit 99.1) is furnished in accordance with SEC Release No. 33-8216 and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation by reference language in such filing, except as expressly set forth by specific reference in such a filing.

Item 8.01 Other Events

Equity Tender Offer

The Company announced today that it intends to launch a tender offer to purchase up to 8 million shares of its common stock at a price per share of $7.75. The tender offer will be contingent upon satisfaction of customary conditions. Additional details regarding the terms of the tender offer will be provided upon formal commencement of the tender offer.

As of May 6, 2016, TechTarget had approximately 32.3 million shares outstanding. The Company intends to use a combination of available cash on hand and $50 million of borrowings under its new senior secured credit facility to fund the tender offer and related expenses.

This description is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The planned tender offer described in this Item 8.01 has not yet commenced, and there can be no assurances that the Company will commence the tender offer on the terms described in this Item 8.01 or at all. If the Company commences the tender offer, the tender offer will be made solely by an Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Shareholders and investors are urged to read the Company’s Tender Offer Statement on Schedule TO, which is expected to be filed with the SEC in connection with the tender offer and will include as exhibits an Offer to Purchase, a related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. If the Company commences the tender offer, it will file each of the documents referenced in this paragraph with the SEC, and, when available, investors may obtain them for free from the SEC at its website (www.sec.gov) or from the Company’s information agent in connection with the tender offer.

Item 9.01 Financial Statements and Exhibits

(d)	Exhibits.

The following exhibits relating to Item 2.02 shall be deemed to be furnished, and not filed:

99.1	Shareholder Letter dated May 9, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TechTarget, Inc.

Date: May 9, 2016	By:	/s/ Janice Kelliher
Janice Kelliher Chief Financial Officer and Treasurer